SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________

SCHEDULE 13G/A
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b)(c), AND (d) AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Healthcare Integrated Services, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

421939307
(CUSIP Number)

December 31, 2001
(Date of Event Which Requires Filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)
_____________________________________________________________________
1. NAME OF REPORTING PERSON - Spear, Leeds & Kellogg

  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

____________________________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
____________________________________________________________________
3. SEC USE ONLY
____________________________________________________________________
4. CITIZENSHIP OR PLACE OF ORGANIZATION - NY
____________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER NUMBER OF SHARES
____70,274_______________________________________
6. SHARED VOTING POWER
________0________________________________________
7. SOLE DISPOSITIVE POWER
_____70,274_____________________________________
8. SHARED DISPOSITIVE POWER
________0________________________________________

____________________________________________________________________
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
______________________________70,274_______________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
____________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    5.2%
_________________________________________________________________
12. TYPE OF REPORTING PERSON                                  BD
_________________________________________________________________
Item 1.
     Item 1(a): Name of Issuer: Healthcare Integrated Services, Inc.
     Item 1(b): Address of Issuer's Principal Executive Offices:

1040 Broad Street, Shrewsbury, New Jersey 07702

Item 2.
     Item 2(a): Name of Person Filing: Spear, Leeds & Kellogg
     Item 2(b): Address of Principal Business Office or, if None, Residence:
     120 Broadway, New York, New York 10271
     Item 2(c): Citizenship: New York.

     Item 2(d): Title of Class of Securities: Common Stock, $.01 par value
     Item 2(e): CUSIP Number: 421939307

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
       (a) ☑ Broker or dealer registered under Section 15 of the Exchange Act,
       (b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act,
       (c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act,
       (d) ☐ Investment Company registered under Section 8 of the Investment Company Act,
       (e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
       (f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),
       (g) ☐ A parent holding Company, or control person in accordance with Rule 13d-1(b)(ii)(G),
       (h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
       (i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
       (j) ☐ Group, in accordance with Rule 13d-1(b)(ii)(J)
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4. Ownership:
       (a) Amount Beneficially Owned: 70,274
       (b) Percent of Class: 5.2%
       (c) Number of shares as to which such person has:
               (i) Sole power to vote or to direct the vote: 70,274

               (ii) Shared power to vote or direct the vote: 0
               (iii) Sole power to dispose or direct the disposition of: 70,274
               (iv) Shared power to dispose or to direct the Disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class. N/A

Item 6. Ownership of More Than Five Percent on Behalf of Another Person. N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A

Item 8. Identification and Classification of Members of the Group. N/A
Item 9. Notice of Dissolution of Group. N/A
Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 14, 2002 Date	Spear, Leeds & Kellogg, By: s/ Steven A. Wolf Steven A. Wolf Assistant General Counsel